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CONTACT:  Michael P. Hawks                        (NYSE -- BMC)
          (612) 851-6030                          FOR IMMEDIATE RELEASE


                    BMC REPORTS RECORD SECOND QUARTER RESULTS

July 25, 1995 -- Minneapolis, MN -- BMC Industries, Inc. today reported second quarter 1995 net earnings of $7,477,000 or $.53 per share, up 60% from earnings from continuing operations of $4,677,000 or $.34 per share in the year-earlier period. Second quarter total revenues were $69,647,000, an increase of 22% from $57,305,000 a year ago.

Earnings from continuing operations for the first six months of 1995 totaled $12,171,000 or $.87 per share. This represented an improvement of $4,792,000 or 65% over the $7,379,000 or $.55 per share recorded for the first six months of the prior year.

Paul B. Burke, BMC's president and chief executive officer, said second quarter results represented continued improvement in the Company's core manufacturing operations. Burke said second quarter net income was a new second quarter record for BMC. The second quarter of 1995 also marks the seventeenth consecutive quarter of increased net earnings over the year-earlier period, excluding income from the sale of equipment and technology and other non-recurring items. This long string of quarterly increases reflects the ongoing shift in the Company's sales mix toward high-margin aperture mask and eyewear lens products and continuing operating improvement. In addition, the second quarter also benefited from higher equipment and technology earnings and lower interest expense.

Burke added that both of the Company's core manufacturing operations, Precision Imaged Products and Optical Products, showed improved profit margins. He said these improvements reflected improved operating efficiencies and the Company's ongoing focus on higher-margin growth opportunities in its primary markets.

BMC is one of the world's largest manufacturers of aperture masks for color television tubes and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".


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                              BMC INDUSTRIES, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                   (Unaudited)
                    (in thousands, except per share amounts)


                                                                 THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                                    JUNE 30                              JUNE 30
                                                       --------------------------------   ------------------------------------
                                                         1995                   1994              1995         1994
- ------------------------------------------------------------------------------------------------------------------------------
Revenues
   Net sales of primary products                          $64,026             $53,701         $121,779      $105,946
   Equipment and technology sales                           5,621               3,604            9,202         3,765
- ------------------------------------------------------------------------------------------------------------------------------
      Total revenues                                       69,647              57,305          130,981       109,711
- ------------------------------------------------------------------------------------------------------------------------------
Operating Costs and Expenses
   Cost of sales of primary products                       50,764              43,496           99,110        87,562
   Cost of equipment and technology sales                   3,757               2,674            5,668         2,944
   Selling                                                  2,205               2,067            4,480         4,102
   Administrative                                           1,330                 945            2,584         2,055
- ------------------------------------------------------------------------------------------------------------------------------
      Total operating costs and expenses                   58,056              49,182          111,842        96,663
- ------------------------------------------------------------------------------------------------------------------------------

Income from Operations                                     11,591               8,123           19,139        13,048
- ------------------------------------------------------------------------------------------------------------------------------

Other Income and (Expense)
   Interest expense                                           (28)               (837)            (105)       (1,812)
   Interest income                                            213                 127              398           211
   Other income (expense)                                     (92)                (44)            (159)           17
- ------------------------------------------------------------------------------------------------------------------------------

Earnings from Continuing Operations before Income Taxes    11,684               7,369           19,273        11,464
Income Taxes                                                4,207               2,692            7,102         4,085
- ------------------------------------------------------------------------------------------------------------------------------

Earnings from Continuing Operations                         7,477               4,677           12,171         7,379
Provision for Loss Related to Discontinued
 Operation (less applicable income tax benefit of
 $461) -- (Note)                                              --                   --              --           (839)
- ------------------------------------------------------------------------------------------------------------------------------

Net Earnings                                              $ 7,477             $ 4,677         $ 12,171      $  6,540
- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------

Earnings Per Share from Continuing Operations             $  0.53             $  0.34         $   0.87      $   0.55
Loss Per Share Related to Discontinued Operation              --                   --               --         (0.06)
- ------------------------------------------------------------------------------------------------------------------------------

Net Earnings Per Share                                    $  0.53             $  0.34         $   0.87      $   0.49
- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------

Number of Shares Included in Per Share Computation         14,117              13,570           14,065        13,422
- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------


NOTE: In the first quarter of 1994, the Company made a provision for estimated losses of $1,300, less applicable income tax effect of $461, related to a discontinued operation. This provision was prompted by claims and expenses growing out of environmental contamination and other claims related to the discontinued operation. The environmental contamination occurred before 1980 at an operation acquired by BMC in 1983 and disposed of in 1986.



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